UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  May 29, 2008

Commission File Number: 333-141113

BRITANNIA BULK PLC

Dexter House
2nd Floor
2 Royal Mint Court
London  EC3N 4QN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FORM 6-K
Quarterly Report
For period ended March 31, 2008

INTRODUCTION

We prepare this Quarterly Report as an update to our Annual Report on Form 20-F for the year ended December 31, 2007, referred to herein as the Annual Report, with a focus on the recently completed reporting period for the three months ended March 31, 2008.  As such, this Quarterly Report should be read in conjunction with our Annual Report, which includes detailed analysis of our operations and activities as well as certain risks associated with our business.

CERTAIN DEFINITIONS

We have prepared this report using a number of conventions, which you should consider when reading the information contained herein. Unless otherwise indicated, references in this Quarterly Report to “Britannia Bulk Plc”, “we”, “us”, “our”, and the “Company” refer to Britannia Bulk Plc and our subsidiaries, and references to our fleet refer to the 13 drybulk vessels, five ocean-going ice-class barges and four ice-class tugs that we currently own.  References to “dollars”, “U.S. dollars” and “U.S.$” are to the currency of the United States, references to “euro” and “€” are to the common currency of the member states of the European Union and references to “£” and “sterling” are to the currency of the United Kingdom.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report includes “forward-looking statements” as defined by U.S. federal securities laws, with respect to our financial condition, results of operations, competitive positions, the features and functions of and markets for the services we offer and business plans and strategies and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate”, “intend”, “plan”, “targets”, “projects”, “likely”, “will”, “would”, “could” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties.  The occurrence of the events described in this Quarterly Report, and the achievement of the expected results associated therewith, depend on many events, some or all of which are not predictable or within our control. Our actual results may differ materially from our expected results.

Factors that may cause our actual results to differ from our expected results include:

•     our ability to timely identify and acquire additional vessels as needed and on terms we deem reasonable;

•     our substantial debt after the offering of our $185 million senior secured notes due 2011, referred to herein as the Notes;

•     our ability to generate cash to service our debt;

•     the extent to which we can implement our business strategy;

•               changes in demand and rate levels for the transportation services we offer, changes in services offered by our competitors, dependence on a limited fleet and concentration on a single market;

•     downtime in any of our vessels as a result of damages, required maintenance or any other difficulties;

•     political and economic factors and recessions in the regions and countries in which we operate;

•     seasonality of the market;

•     restrictive covenants under the Notes;

•     decreases in shipping volumes, including Russian coal for export;

•     compliance with safety and environmental protection and other governmental requirements;

•     increased inspection procedures and strict regulatory controls;

•     escalation of insurance costs;

•     currency exchange risks;

•     catastrophic losses and other liabilities;

•     the arrest of our vessels by maritime claimants;

•               disruption to our business or markets arising from severe weather conditions, natural disasters, international security or public health concerns and acts of terrorism or war;

•     the loss of our key management personnel;

•     legal or other proceedings to which we are subject; and

•     our ability to continue to charter-in vessels at acceptable rates.

We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. All future written and verbal forward-looking statements attributable to us, or any person acting on our behalf, are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

You should not unduly rely on these forward-looking statements in this Quarterly Report, as they speak only as of the date of this Quarterly Report. Except as required by law, we undertake no obligation, and specifically decline any obligation, to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this Quarterly Report or to reflect the occurrence of unanticipated events.

See the information under the heading “Item 3. Key Information—Risk Factors” in our Annual Report, for a discussion of important factors that could affect our financial performance or could cause actual results to differ materially from estimates contained in forward-looking statements. These factors and the other risk factors described in our Annual Report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

PART I.  FINANCIAL INFORMATION

ITEM 1.          FINANCIAL STATEMENTS

Britannia Bulk Plc

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

	Three months ended
	March 31
	2008	2007

Revenues
Contract of affreightment and voyage revenues	$196,798	$44,961
Time charter revenues	83,185	12,662
Demurrage and other revenues	12,387	3,681
Net gain on forward freight agreements	7,833	—
Total revenues	300,203	61,304

Operating expenses
Voyage expenses	63,719	17,915
Charter hire expenses	159,068	29,340
Commissions	10,824	1,936
Vessel operating expenses	9,138	3,511
Depreciation and amortization	9,146	2,705
General and administrative	10,450	2,011
Foreign currency transaction gains and losses, net	480	80
Total operating expenses	262,825	57,498
Operating income	37,378	3,806
Minority interest expense	—	(33)
Interest income	388	2,014
Interest expense	(6,079)	(5,814)

Income (loss) before taxes	31,687	(27)
Provision for taxes	(142)	(39)

Net income (loss)	$31,545	$(66)
Weighted average number of ordinary shares outstanding	8,204,314	8,683,357
Basic and diluted earnings (loss) per ordinary share	$3.84	$(0.01)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Britannia Bulk Plc

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

	March 31,	December 31,
	2008	2007
	(Unaudited)
ASSETS

Current Assets
Cash and cash equivalents	$59,927	$55,207
Vessel acquisition account	2	544
Due from charters, net	46,560	43,749
Inventories	12,429	12,718
Deposits from charters	13,342	9,272
Prepaid expenses	21,645	10,961
Deferred lease costs	15,658	20,840
Short term derivative asset	7,959	—
Amounts due from related parties	2,505	1,741
Other current assets	1,061	835
Total current assets	181,088	155,867

Vessels and other fixed assets, net	213,503	143,404
Deferred drydocking costs, net	12,168	9,070

	225,671	152,474

Other assets
Deposits on vessels	—	4,120
Deferred financing costs, net	5,651	5,955

Total assets	$412,410	$318,416

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities
Current liabilities
Accounts payable	$13,705	$4,086
Accrued expenses and other liabilities	48,420	29,418
Deferred revenue	22,457	16,568
Lease termination liability	15,869	19,135
Short term derivative liability	1,058	—
Taxes payable	794	1,142
Current debt	30,000	—
Total current liabilities	132,303	70,349

Long-term debt	175,785	175,290
Total liabilities	308,088	245,639
Commitments and contingencies
Shareholders’ equity
Ordinary shares (£1 par value, stated at $1.79; 10,000,000 shares authorized; 8,204,314 issued and outstanding at March 31, 2008 and December 31, 2007, respectively)	14,685	14,685
Additional paid-in capital	648	648
Retained earnings	88,989	57,444

Total shareholders’ equity	104,322	72,777

Total liabilities and shareholders’ equity	$412,410	$318,416

The accompanying notes are an integral part of these condensed consolidated financial statements.

Britannia Bulk Plc

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Dollars in thousands, except share and per share amounts)

(Unaudited)

			Additional		Total
	Ordinary Shares		Paid-in	Retained	Shareholders’
	Shares	Amount	Capital	Earnings	Equity

Balance at December 31, 2007	8,204,314	$14,685	$648	$57,444	$72,777
Net income	—	—	—	31,545	31,545
Balance at March 31, 2008	8,204,314	$14,685	$648	$88,989	$104,322

The accompanying notes are an integral part of these condensed consolidated financial statements.

Britannia Bulk Plc

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

	Three months ended March 31
	2008	2007

Cash flows from operating activities
Net income (loss)	$31,545	$(66)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	9,146	2,705
Amortization of note discount and debt issuance costs	799	695
Minority interest	—	33
Net mark to market gain on FFA derivatives	(6,901)	—

Changes in operating assets and liabilities
Due from charters	(2,811)	(4,001)
Vessel acquisition account	541	(1,671)
Inventories	289	374
Deposits from charterers	(4,068)	(359)
Prepaid expenses	(10,684)	(2,706)
Other current assets	(225)	(60)
Payments for drydockings	(4,097)	(428)
Accounts payable, accrued expenses and other liabilities	28,619	5,785
Deferred revenue	5,888	878
Deferred lease costs	5,182	—
Lease termination liability	(3,266)	—
Taxes payable	(348)	(207)

Net cash provided by operating activities	49,609	972

Cash flows from investing activities
Payments and deposits for vessels and other fixed assets	(74,125)	(1,397)

Net cash used in investing activities	(74,125)	(1,397)

Cash flows from financing activities
Proceeds from borrowings	30,000	—
Amounts due from related parties	(764)	(534)
Net cash provided by (used in) financing activities	29,236	(534)

Net increase (decrease) in cash and cash equivalents	4,720	(959)
Cash and cash equivalents at beginning of period	55,207	17,170
Cash and cash equivalents at end of period	$59,927	$16,211

Supplementary disclosures of cash flow information
Cash paid for interest	$132	$15
Cash paid for taxes	$72	$291

The accompanying notes are an integral part of these condensed consolidated financial statements.

BRITANNIA BULK PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

Three months ended March 31, 2008 and 2007

(Unaudited)

1              Basis of presentation and general information

The accompanying condensed consolidated financial statements include the accounts of Britannia Bulk Plc a public limited company incorporated in England and Wales, and its wholly-owned or controlled subsidiaries (collectively the “Company”). The Company is a provider of drybulk transportation services with a focus on transporting coal exports from the Baltic region to Northern and Western Europe. The Company’s customers are primarily power companies, coal producers and commodity trading houses, primarily in Northern and Western Europe.

The Company’s initial fleet consisted of five vessels which were acquired in 2004 and 2005, and in December 2005 the Company acquired three tugs, and four barge vessels.  In 2006, the Company acquired one barge.  In 2007 five vessels and one tug were added to the fleet.  In addition to operating owned vessels, the Company has increased its capacity by chartering in additional tonnage both to fulfill its contracts of affreightment and to take advantage of profit opportunities.

The accompanying condensed consolidated financial statements are unaudited and do not include all of the information and footnotes required by generally accepted accounting principles in the United States of America (“US GAAP”).  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The consolidated balance sheet as of December 31, 2007 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by US GAAP for annual financial statements. Operating results for the three month period ended March 31, 2008 are not necessarily indicative of the results that may be expected for the year ended December 31, 2008.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007.

BRITANNIA BULK PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

Three months ended March 31, 2008 and 2007

(Unaudited)

The principal activities of Britannia’s subsidiaries are as follows:

		Country of
Name	Owned	Incorporation	Principal Activity
Britannia Bulkers Plc	99.99%	England and Wales	Ship operator
BBL Denmark Holding A/S	100.00%	Denmark	Holding company
Britannia Bulk S.A.	100.00%	Panama	Ship owner and operator
Flagship Maritime S.A.	100.00%	Panama	Ship owner and operator
Baltic Navigation Company S.A.	100.00%	Panama	Ship owner and operator
Danmar Shipping S.A.	100.00%	Panama	Ship owner and operator
Northern Star Navigation S.A.	100.00%	Panama	Ship owner and operator
Navigator Bulk Services S.A.	100.00%	Panama	Ship owner and operator
Channel Bulk Services S.A.	100.00%	Panama	Tug owner and operator
Great Belt Shipping Company S.A.	100.00%	Panama	Ship owner and operator
Atlantic Bulk Services S.A.	100.00%	Panama	Ship owner and operator
Western Bulk Services S.A.	100.00%	Panama	Ship owner and operator
International Bulk Services S.A.	100.00%	Panama	Ship owner and operator
Unity Bulk Services S.A.	100.00%	Panama	Dormant
Eastern Bulk Services S.A.	100.00%	Panama	Dormant
Southern Bulk Services S.A.	100.00%	Panama	Dormant
Oceanic Bulk Services S.A.	100.00%	Panama	Ship owner and operator
Enterprise Bulk Services S.A.	100.00%	Panama	Ship owner and operator
British Bulk Transport S.A.	100.00%	Panama	Dormant
British Bulk Services S.A.	100.00%	Panama	Dormant
British Bulk Carriers S.A.	100.00%	Panama	Dormant
Britannia Bulk Services S.A.	100.00%	Panama	Dormant
Britanic Bulk Services S.A.	100.00%	Panama	Dormant
Nordel Bulk Services S.A.	100.00%	Panama	Dormant
Maden Bulk Services S.A.	100.00%	Panama	Dormant
Seamoon Bulk Transport S.A.	100.00%	Panama	Dormant
Inmotion SEA Transport S.A.	100.00%	Panama	Dormant
Orion Bulk Services S.A.	100.00%	Panama	Dormant
Force Bulk Services S.A.	100.00%	Panama	Dormant
Ice Bulk Services S.A.	100.00%	Panama	Dormant
Britannia Bulk DK A/S	100.00%	Denmark	Tug and barge owner and operator
Britannia Bulker A/S	100.00%	Denmark	Ship operator
Svendborg Ship Management A/S	100.00%	Denmark	Ship management
Svendborg Marine Surveyors A/S	100.00%	Denmark	Marine surveyor
Inspecciones Maritimas de Costa Rica S.A.	100.00%	Costa Rica	Marine surveyor
Britannia Bulk Coasters Plc	100.00%	England and Wales	Dormant
Britannia Bulk Power Limited	100.00%	England and Wales	Dormant
Britannia Bulk Trader Limited	100.00%	England and Wales	Dormant

BRITANNIA BULK PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

Three months ended March 31, 2008 and 2007

(Unaudited)

Fleet

As of March 31, 2008, the Company owns and operates a fleet of 13 drybulk vessels, five barges and four tugs.

Vessel Name	dwt	Year Built	Delivery Date	Price

Drybulk Vessels
Explorer II	39,814	1977	November 30, 2004	$2,100
Challenger II	39,814	1977	September 30, 2004	$2,100
Adventure II	38,871	1980	May 27, 2004	$7,100
Voyager II	33,288	1986	November 26, 2004	$13,776
Discovery II	32,813	1984	April 8, 2005	$11,500
Navigator II	69,146	1998	February 27, 2007	$28,500
Endurance II	70,029	1994	April 10, 2007	$36,735
Endeavour II	70,003	1994	May 8, 2007	$36,735
Commander II	31,431	1983	May 2, 2007	$10,750
Enforcer II	23,794	1981	July 11, 2007	$6,244
Defiant II	10,800	1978	January 16, 2008	$5,700
Ice Trader II	43,705	1995	February 14, 2008	$35,500
Ice Power II	43,705	1995	February18, 2008	$35,500

Barges
Drejoe II	15,820	1991	December 1, 2005	$2,138
Hjortoe II	15,820	1992	December 1, 2005	$2,138
Sioe II	15,820	1991	December 1, 2005	$2,138
Skaroe II	15,820	1992	December 1, 2005	$2,138
Iholm II	9,330	1978	October 2, 2006	$1,400

Tugs
Vregninge II	106	1983	December 1, 2005	$1,584
Troense II	105	1983	December 1, 2005	$1,584
Vindeby II	105	1980	December 1, 2005	$1,584
Vornaes I	321	1970	February 9, 2007	$1,000

BRITANNIA BULK PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

Three months ended March 31, 2008 and 2007

(Unaudited)

Recently adopted accounting principles

In September 2006, the Financial Accounting Standards Board, FASB, issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements . SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS 157 were to be effective for the fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued Staff Position Financial Accounting Standard No. 157-2 (FSP FAS 157-2),  Effective Date of FASB Statement No. 157 , that amends SFAS 157 to delay the effective date of Statement 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. On February 14, 2008, the FASB issued Staff Position Financial Accounting Standard No. 157-1 (FSP FAS 157-1),  Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement Under Statement 13 , that amends SFAS 157 to exclude its application to FASB Statement No. 13 (SFAS 13),  Accounting for Leases , and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13. We adopted the required provisions of SFAS 157 as of January 1, 2008. The required provisions did not have a material impact on our condensed consolidated financial statements.

In February 2007, the “FASB” issued Statement of Financial Accounting Standards (SFAS)  No.159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS 157 and SFAS 107, Disclosures about Fair Value of Financial Instruments. The adoption of SFAS 159 as of January 1, 2008 did not have not have a material impact on the Company’s condensed consolidated financial statements.

Recently issued accounting pronouncements

In March of 2008 the FASB issued Statement No. 161  Disclosures about Derivative Instruments and Hedging Activities: an amendment of FASB Statement No. 133, to revise the disclosure requirements of Statement 133 and provide financial statement users with a better understanding of how and why an entity uses derivative instruments, how an entity accounts for derivative instruments and to enhance disclosures that provide the effect of derivative instruments and related hedged items on an entity’s financial position, financial performance, and cash flows.  Statement 161 is effective for both fiscal years and interim periods that begin after November 15, 2008.  The Company is currently evaluating the impact of SFAS 161 on its condensed consolidated financial statements.

2              Acquisitions

Vessel Acquisitions

On January 16, 2008, we took delivery of one ice-class Handysize vessel for $5.7 million, and two ice class Handymax vessels on February 14, and February 18, 2008 for $35.5 million each.

Acquisition of Svendborg Ship Management A/S and Svendborg Marine Surveyors A/S

On May 1, 2007, Britannia Bulk completed the purchase of the remaining minority interest holding of 32% of the shares in Svendborg Ship Management A/S for a total of $160.   This acquisition has not been presented on a pro forma basis because it is not deemed to be material.

BRITANNIA BULK PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

Three months ended March 31, 2008 and 2007

(Unaudited)

3              Inventories

Inventories are primarily comprised of bunker fuel with balances at March 31, 2008 and December 31, 2007 of $12,429 and $12,252, respectively.

4              Vessels and other fixed assets and deferred drydocking costs

Vessels and other fixed assets and deferred drydocking costs shown in the accompanying condensed consolidated balance sheets consist of the following:

	Unaudited
	March 31,	December 31,
	2008	2007

Vessels	$249,697	$172,684
Furniture and Fixtures	795	692
Building	689	661
	251,181	174,037
Less accumulated depreciation	(37,678)	(30,633)
	$213,503	$143,404

	Unaudited
	March 31,	December 31,
	2008	2007

Deferred drydocking costs	$21,111	$15,911
Less accumulated amortization	(8,943)	(6,841)
	$12,168	$9,070

Depreciation and amortization expense for the three months ended March 31, 2008 and 2007, was $9,146 and $2,705, respectively.

5              Short term debt

On February 13 2008, in connection with financing the purchase price for the acquisition of the Ice Trader II and the Ice Power II, the Company, as borrower, entered into a loan agreement relating to a secured bridge term loan facility with Lloyds TSB Bank Plc as original lender, agent and security trustee.  Pursuant to the terms of the loan agreement, two of our wholly-owned subsidiaries, Enterprise Bulk Services S.A. and Oceanic Bulk S.A., entered into guarantee agreements with the security trustee.  The secured bridge term loan facility consists of a $30.0 million term bridge loan facility expiring on November 27, 2008 and currently bears interest at a rate equal to the London Interbank Offered Rate, or LIBOR, plus 2%. As of March 31, 2008 the Company has complied with all applicable covenants.

6              Long term debt

On November 16, 2006, the Company raised $185,000 through a private placement bond issue of 11% Senior Secured Notes (the “Notes”).  The Notes are subject to an Indenture Agreement between the Company and Wilmington Trust Company, as trustee for the Note holders (the “Indenture”).  The Notes will mature on December 1, 2011.  The Notes were issued at a discount rate of 93.622%, resulting in net proceeds of $173,201 to the Company.  The Notes accrue interest at a rate of 11% of the principal amount per annum.  Interest on the Notes is payable semiannually in arrears on December 1 and June 1 of each year and commenced on June 1, 2007.

The discount of $11,799 is being amortized to interest expense over the term of the Notes. The unamortized balance at March 31, 2008 was $9,215. Amortization of the discount for the three months ended March 31, 2008 and 2007 amounted to $494 and $428, respectively.

BRITANNIA BULK PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

Three months ended March 31, 2008 and 2007

(Unaudited)

Fees incurred in connection with the Notes totaled $7,238 and are being amortized to interest expense over the terms of the Notes. The unamortized balance at March 31, 2008 was $5,651.  The amortization on fees incurred for the three months ended March 31, 2008 and 2007 amounted to $305 and $267, respectively.

The net proceeds to the Company, after payment of fees incurred in connection with the issuance of the Notes, of $166,374 were used to repay all other then outstanding long-term debt of $20,724, fund working capital requirements of $5,650 and to fund the Vessel Acquisition Account.

The bonds are secured by a first priority lien for the benefit of the holders of the Notes by (i) the Company’s existing vessels, including five drybulk vessels, five barges and three tugs, (ii) vessels acquired with the net proceeds of the original offering and (iii) related collateral including the Vessel Acquisition Account. The acquisition cost of the vessels used as collateral is $ 171,333.

The Company may redeem some or all of the Notes, at its option, in whole or in part, at any time after December 1, 2009 at specified redemption prices as defined in the Indenture, with accrued and unpaid interest, if any, to the date of redemption.

Prior to December 1, 2009, the Company, at its option, may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds of certain equity offerings at a redemption price of 112.75% of the accreted value of the Notes, plus accrued and unpaid interest to the date of redemption.

If a change of control occurs, subject to certain conditions, the Company must offer the Note holders an opportunity to sell to the Company their exchange Notes at a purchase price of 101% of the accreted value of the Notes, plus accrued and unpaid interest to the date of the purchase.

Within 60 days after December 31, 2007 and each subsequent fiscal year, the Company will be required to use a specified percentage of its excess cash flow, as defined in the Indenture, if such excess cash flow exceeds $5,000, to make a pro rata offer to purchase the bonds at a price equal to 101% of the accreted value thereof plus accrued and unpaid interest to the date of purchase.  The percentage of excess cash flow required to be used to offer to repurchase Notes will be 100% with respect to the initial period ending December 31, 2007 and fiscal year 2008, and thereafter will be 50% for each subsequent fiscal year, with payments due within 90 days subsequent to the offer.  If the amount of the Notes tendered pursuant to such offer is less than the offered excess cash flow amount, such remaining amounts shall be deposited in the Vessel Acquisition Account.  If the Note holders were to accept the Company’s pro rata offer to purchase the Notes, based on the Excess Cash flow calculation at December 31, 2007, the Company would be required to make an offer equal to $52 million. To the extent that this offer is not accepted the excess cash flow will be deposited in the Vessel Acquisition Account in June 2008.

Vessel Acquisition Account

Concurrently with the issuance of the Notes, the Company deposited into a Vessel Acquisition Account the sum of $140,000.  The Vessel Acquisition Account is a secured collateral account administered by the Wilmington Trust Company, for the benefit of the Note holders.  These funds were released for the purpose of purchasing vessels, subject to certain conditions, including that the vessels become collateral for the Notes.  Amounts in the Vessel Acquisition Account were released to make certain interest payments, to make certain capital expenditures and at maturity to repay the Notes or redeem the Notes. The proceeds deposited into the Vessel Acquisition Account were invested in United States Treasury Bills. Deposits in the Vessel Acquisition Account have generated interest income of $69 and $1,818 for the three months ended March 31, 2008 and 2007, respectively.  As of March 31, 2008, the Company has made payments totaling $122,514 related to vessel acquisitions funded from the proceeds held in the Vessel Acquisition Account.  The Company took delivery of the Navigator II on February 27, 2007 for a purchase price of $28,500, the Endurance II on April 10, 2007 for $36,735, the Endeavour II on May 8, 2007 for $36,735, the Commander II on May 2, 2007 for $10,750, and the Enforcer II on July 11, 2007 for $6,244. On August 7, 2007, Britannia Bulk paid deposits totaling $3,550 for the Ice Power II and Ice Trader II which were delivered in delivery in February 2008. In accordance with the terms of the Indenture, interest payments of $10,175 and $11,023 were made on November 30, 2007 and May 30, 2007, respectively, relating to the period from November 15, 2006 to December 1, 2007. The balance remaining in the Vessel Acquisition Account as of March 31, 2008 and December 31, 2007 was $2 and $544, respectively.

BRITANNIA BULK PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

Three months ended March 31, 2008 and 2007

(Unaudited)

7              Fair value of financial instruments

The principal financial assets of the Company consist of cash on hand and at banks, the vessel acquisition account and accounts receivable due from charters. The principal financial liabilities of the Company consist of long-term debt and accounts payable and accrued expenses and other liabilities.

The carrying values of cash and cash equivalents, vessel acquisition account, due from charters, accounts payable and accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments.

The Company adopted the provisions of SFAS 157 as of January 1, 2008.  SFAS 157 is a technical standard which defines fair value, establishes a consistent framework for measuring fair value, and expands disclosures for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1- observable inputs such as quoted prices in active markets;

Level 2- inputs, other than the quoted market prices in active markets, which are observable, either directly or indirectly; and

Level 3- unobservable inputs in which there are little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities are to be measured at fair value are based on one or more of the three valuations techniques noted in SFAS 157. The valuation techniques are as follows:

(a)          Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets;

(b)         Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c)          Income approach. Techniques to convert future amounts to a single present amount based on expectations (including present value techniques, option-pricing and excess earnings models).

Short and long-term debt

The estimated fair values of the Company’s long-term debt instruments are as follows:

	March 31, 2008		December 31, 2007
	Carrying	Fair	Carrying	Fair
	value	value	value	value

Variable rate debt	$30,000	$30,000	$0	$0
Fixed rate debt	175,785	191,475	175,290	190,550

The estimated fair values of the Company’s variable rate short-term debt approximates its individual carrying amount due to its short-term maturity or the variable-rate nature of the respective borrowing as of March 31, 2008.

The fair value of the fixed-rate debt is based on the current quoted market rates for the Company’s securities.

BRITANNIA BULK PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

Three months ended March 31, 2008 and 2007

(Unaudited)

Forward Freight Agreements (“FFAs”)

The Company enters into drybulk forward freight agreements (“FFAs”) as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including drybulk shipping FFAs, the Company manages it financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that counterparties may fail to meet the terms of their contracts. None of the Company’s derivative financial instruments qualify for hedge accounting; therefore, the net changes in derivative assets and liabilities are reflected in current period operations. The FFAs involve contracts to provide a fixed number of theoretical voyages at fixed rates, which contracts generally range from one month to one year and settle monthly based on a published index.  Realized gains or losses from FFAs are recognized monthly concurrent with monthly cash settlements. The unrealized gains or losses of the FFAs not qualifying for hedge accounting are recorded in the statement of operations under “Gains on Forward Freight Agreements”.  Trading of FFAs could lead to material fluctuations in the Company’s reported net income on a period-to-period basis.  The Company classifies cash flows related to derivate financial instruments within cash provided by operating activities in the consolidated statements of cash flows.

During the three months ended March 31, 2008, the Company entered into eight FFAs. These are shown at fair market value through the statement of operations. The net gains (losses) from FFAs amounted to $7,833 and $0 for the three months ended March 31, 2008 and 2007, respectively.

During the three months ended March 31, 2008 the changes in net unrealized gains (losses) on FFAs amounted to $6,901.

Assets and liabilities measured at fair value on a recurring basis during the period are as follows:

	Fair value at March 31, 2008	Quoted in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Fair Value Measurement Using Unobservable Inputs (Level 3)	Valuation Technique
Short term derivative assets	$7,959	$—	$7,959		Market
Short term derivative liability	$(1,058)	—	$(1,058)		Market

The reconciliation of short term derivative asset and liability that are measured at fair value on a recurring basis using significant unobservable inputs (Level 2) for the period January 1, 2008 through March 31, 2008 is as follows:

	Other Observable Inputs (Level 2)	Other Observable Inputs (Level 2)
	(Short term derivative assets)	(Short term derivative liability)	Total
Balance at January 1, 2008	$—	$—	$—
Total gains and losses:
Included in earnings	8,891	(1,058)	7,833
Purchases, issuances and settlements	(932)	—	(932)
Balance at March 1, 2008	$7,959	$(1,058)	$6,901
Total amount of total gains (losses) for the three months ended March 31, 2008, included in earnings attributable to the net gain on derivative contracts	$8,891	$(1,058)	$7,833

There were no assets and liabilities measured at fair value on a nonrecurring basis.

BRITANNIA BULK PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

Three months ended March 31, 2008 and 2007

(Unaudited)

The open drybulk shipping FFAs at the fair value settlement rates are summarized as follows:

	March 31,	December 31,
	2008	2007

Short term FFA derivative asset	$7,959	—
Short term FFA derivative liability	(1,058)	—
Net fair value on FFA contracts	$6,901	—

The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date by obtaining quotes from brokers or exchanges.

8              Revenue from time charters

The Company’s vessels are available for hire. Total revenue earned on time charters for the three months ended March 31, 2008 and 2007 were $83,185 and $12,662, respectively.

Future minimum time charter revenue based on vessels committed to non cancelable time charter contracts is as follows:

Dollars in thousands at March 31, 2008
2008	$73,106
2009	$29,818
2010	$1,640

9                                         Commitments

The Company entered into a new lease agreement for office space in London, United Kingdom during the year ended December 31, 2006. Rent expense for the three months ended March 31, 2008 and 2007 was $86 and $91, respectively. The length of the lease on the new office occupied from January 2007 is eight years.

Future minimum lease payments in respect of office space are as follows:

Dollars in thousands at March 31, 2008
2008	$215
2009	$268
2010	$268
2011	$268
2012	$268
Thereafter	$396

The Company has also entered into time charters-in with various expirations dates through September 2013.  Minimum charter hire payments due for the next five years, including time charters entered through May 2015, are as follows:

BRITANNIA BULK PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

Three months ended March 31, 2008 and 2007

(Unaudited)

Dollars in thousands at March 31, 2008.
2008	$312,538
2009	$190,504
2010	$136,224
2011	$125,837
2012	$106,570
Thereafter	$177,792

The Company entered into a two year time charter out agreement for one of its owned vessels on February 27, 2007 at a rate of $25 per day and subsequently time chartered back the vessel on October 26, 2007 at a rate of $65 per day for the remainder of the hire term ending on March 30, 2009.  The Company has accounted for the time charter in arrangement as a modification of the time charter out agreement that was in substance a termination of the time charter out arrangement.  The net remaining excess payments of the time charter in over the time charter out payments of $20,840 has been accounted for as a direct cost of obtaining the necessary resources to service the Company’s COA set to commence in January 2008.  These direct costs have been reflected as an asset that will recognized as an expense over the new COA.  This asset is being amortized over the expected term of the new COA from January 2008 and ending in December 2008, and the liability will be reduced until the remaining hire term expires on March 30, 2009.

10                                  Shareholders’ equity

Earnings (loss) per Ordinary Share

Basic earnings per ordinary share are computed by dividing net income (loss) available to ordinary shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per ordinary share reflect the potential dilution that could occur if securities or other contracts to issue ordinary stock were exercised. For the three months ended March 31, 2008 and March 31, 2007 the Company had no dilutive or antidilutive securities.

Antidilution

The Company shall not issue any share capital without first offering it to existing shareholders, on identical terms, in proportion to their then shareholdings in the Company unless the Company shall be authorized at a shareholders’ meeting to do so by members holding not less than 60% in nominal value of the shares issued by the Company.

Share Transfers

No shareholder shall assign, transfer, exchange, pledge, mortgage, charge or otherwise encumber or dispose of any interest in any of the shares held by it except as authorized by more than 50% of the shareholders unless the transfer is a compulsory transfer. A compulsory transfer of shares occurs if a shareholder resigns as a director or employee; or on a corporate winding up; or fails to remedy a material breach, as defined in the agreement, within 30 days of notification.

Share Repurchase

In April 2007, the Company entered into a purchase agreement with North Western Neva Limited (“Neva”), a shareholder, to repurchase 434,168 shares of the Company’s ordinary shares in three separate tranches. The purchase of the first tranche was completed on April 16, 2007 for 159,681 shares for a total consideration of $2,758. The purchase of the second tranche was scheduled for April 15, 2008 for 159,681 shares for a total consideration of $2,758. The purchase of the third tranche was scheduled for April 15, 2009 for 114,806 shares for a total consideration of $1,984.  The purchase agreement also included a provision whereby the Company’s shareholders had the option to purchase the remaining shares of 44,875 held by Neva for $775.

In November 2007, this agreement was amended, enabling the Company to complete the repurchase of the outstanding second and third tranches of ordinary shares immediately. As a result of the amendment on November 14, 2007, the Company repurchased 274,487 ordinary shares for $4,742.

BRITANNIA BULK PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

Three months ended March 31, 2008 and 2007

(Unaudited)

Simultaneous with the execution of the amended agreement, the Company’s chief executive officer purchased the remaining 44,875 shares held by Neva and who in turn sold those shares to the Company for $150 pursuant to a plan approved by the Company’s board.

The Company’s Indenture Agreement on its Notes includes a provision limiting the aggregate expenditures the Company can make to outside shareholders to $7,500, but does not include a limitation on payments that can be made to employees.

11                                  Contingencies

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company, its financial condition, results of operations or cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of indemnifications with its customers, suppliers and service providers.  Further, the Company indemnifies its directors and officers who are, or were, serving at the Company’s request in such capacities.  The Company’s maximum exposure under these arrangements is unknown as of March 31, 2008.  The Company does not anticipate recognizing any significant losses relating to these arrangements.

ITEM 2.                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following operating and financial review and prospects should be read in conjunction with our unaudited interim condensed consolidated financial statements and accompanying notes included elsewhere in this Quarterly Report as well as in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2007. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Cautionary Note Regarding Forward Looking Statements” included elsewhere in this Quarterly Report and “Item 3D.-Risk Factors” included in our Annual Report.

Overview

We are an international provider of drybulk shipping and maritime logistics services with a leading market position in transporting drybulk commodities in and out of the Baltic region. Our current owned fleet is diversified and consists of 22 vessels, including 13 drybulk vessels, five of which are ice-class, five ocean going ice-class barges, and four ice-class tugs. Ice-class vessels are those that have been specifically constructed and certified for transportation in icy conditions, which are a particular feature of the Baltic region for approximately half of each year. Based on our market knowledge, there are currently fewer than 10 ice-class Panamax drybulk vessels which are less than 10 years old.

To complement our owned fleet, we actively charter-in a significant number of vessels to increase our overall dwt capacity and enhance our service to our customers. As at March 31, 2008, the number of chartered-in drybulk vessels under our control was 44, eleven of which were ice-class. These chartered-in vessels added dwt capacity of 2,127,891, significantly increasing our total fleet of controlled vessels. Revenues from our chartered-in tonnage have grown significantly in the last year as we have expanded our fleet, broker network and customer base. Further, this growth has been aided by a stronger overall demand in the drybulk shipping market, coupled with strong freight rates and increased trade for the commodities we transport. The combination of owning and chartering-in our fleet provides us with the flexibility to capitalize on profitable opportunities.

In addition to vessel operation and chartering, we also provide maritime logistics services for our customers. These logistics services include port modification, fendering (the provision of materials used to prevent damage to vessels when docking), lightening, dredging of berths to accommodate larger vessels, maximizing vessel throughput in ports, provision of floating cranes and self-discharging equipment. We believe our maritime logistics services enhance our profitability, add value and depth to the services we can provide and result in stronger relationships with our customers, which in turn enhance our customer retention and create new and repeat business opportunities.

Our managed drybulk vessels serve a wide variety of ports and carry multiple cargoes, while our tug and barge vessels provide the flexibility for us to serve ports that are too small or otherwise unable to accommodate traditional drybulk vessels. We derive a significant portion of our revenue from the short-haul transportation of coal, fertilizers, scrap metals, iron-ore, grain and other bulk cargoes from ports in the Baltic region, to countries in northern and western Europe, including the United Kingdom, Denmark and Germany. In addition, we transport these bulk cargoes from the Baltic region along global trade routes to India, Brazil and Argentina, and across South East Asia trade routes, from India to China, and from Australia to India. A typical long-haul trade route for us would involve the transportation of Baltic sourced fertilizers to Brazil and Argentina, and the transportation of South American sourced grain back to Europe.

We generate revenue by charging customers for the transportation of their products utilizing our fleet of owned and chartered-in vessels. These services are generally provided under the following three basic types of contractual relationships: (i) time charters, (ii) COAs and (iii) spot charters.

We manage the size and composition of our fleet by owning and chartering vessels to adjust to anticipated changes in demand for our fleet and market rates. We aim to achieve an appropriate balance between owned vessels and chartered-in vessels, both on long and short term contracts.

Recent Developments

Secured Bridge Facility

During the three months ended March 31, 2008, we entered into a secured bridge facility with Lloyds TSB Bank Plc for $30.0 million.  This facility has been drawn on in full and to date has borne interest at LIBOR, plus a margin of 2.0%.

Acquisitions

In January 2008 we acquired a specialist self-unloading ice-class Handysize vessel, the Defiant II, for $5.7 million.  In February 2008 we acquired two 1995 built ice-class Handymax vessels, Ice Trader II and Ice Power II, for approximately $71 million in the aggregate.

Principles Types of Shipping Contracts

•     Time Charters.  A time charter involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as trip charter.  The charterer pays all voyage related costs. The owner of the vessel receives semi-monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs.

•     COAs.  A COA relates to the carriage of multiple cargoes of a given commodity over the same route and enables the COA holder to nominate different vessels to perform individual voyages. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which term ranges from a few weeks to over a year. All of the vessel’s operating expenses and capital costs are borne by the vessel owner. The freight rate normally is agreed on a US$ per cargo tonne basis.

•     Spot Charters.  A single or spot voyage charter involves the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms. Most of these charters are of a single or spot voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives payment on a per cargo tonne basis. The owner is responsible for the payment of all expenses including voyage and operating expenses and capital costs of the vessel.

Charter Rates

Charter rates fluctuate by varying degrees amongst the drybulk carrier size categories. Because the volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels, charter rates (and vessel values) of larger ships tend to be more volatile. Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller drybulk carriers. Accordingly, charter rates and vessel values for those vessels are subject to less volatility. Charter rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors, such as sentiment may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and between  the different drybulk carrier categories.

Lack of Historical Operating Data for Vessels before their acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process performed when we acquire secondhand vessels. We do not obtain the historical operating data for the vessels from the sellers as that information is rarely material to our decision to acquire the vessel, nor do we believe it would be helpful to our shareholders in assessing our business or prospects. Most secondhand vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, any technical management agreement between the seller’s technical manager and the seller is or will be automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

In purchasing each secondhand vessel, we are required to take the following steps before the vessel can commence operations:

•    replace all hired equipment on board, such as gas cylinders and communications equipment;

•    negotiate and enter into new insurance contracts for the vessel through our insurance brokers;

•    register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag;

•    implement a new planned maintenance program for the vessel;

•    change classifications; and

•    assure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

Factors Affecting our Results of Operations

Our operating results depend upon a number of factors, including, among other things, demand for our services, voyage revenues and expenses, and vessel operating expenses. In addition, our results of operations are impacted by certain factors as described under “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this Quarterly Report and under “Item 3. Key Information – Risk Factors” in our Annual Report.

Components of Revenue and Expense

Revenues.

Our revenues are primarily dependent upon rate levels in the international shipping markets, the demand for drybulk shipping services, principally throughout the Baltic region, and our ability to maximize our revenues driven primarily by the number of vessels in our fleet, the number of available days during which our vessels generate revenues and the charter rates under our charters. The demand for our services is significantly impacted by the demand for movement of our most important cargoes, including coal, fertilizers, scrap metals, iron-ore and grains. A material change in the demand for these products can significantly affect our overall fleet utilization and our overall results of operations.

Furthermore, our revenues and charter rates may be significantly affected by a number of factors, including the overall size and number of vessels in our fleet; supply and demand in the drybulk transportation market; strategic and successful positioning of vessels to maximize voyage revenues; amount of off-hire time that our vessels experience undergoing drydocking, repairs, maintenance and upgrade work; and the age, condition and specifications of the vessels in our fleet.

Vessels operating on period time charters or under COAs provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable and more volatile but may enable us to capture increased profit margins during periods of improvements in charter rates. Involvement in this spot charter market increases the relative volatility of our cash flows from operations and exposes us to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Voyage Expenses, Charter Hire Expenses and Commissions.

We incur voyage expenses that include port and canal charges and fuel (bunker) expenses. Port and canal charges and bunker expenses are primarily recognized when vessels are employed on COAs and spot charters because these expenses are generally, according to general market practice, for the account of the vessel owner or time charterer. These expenses are incurred for both owned and chartered-in vessels that we employ for such voyage.

Charter hire expenses are the costs incurred on all chartered-in vessels. They are the hire expenses paid to the vessel owners, and include crew and equipment costs.

As is common in the shipping industry, we also pay brokerage commissions ranging from 1.25% to 8% of the total daily charter or per tonne rate of each charter or COA to unaffiliated ship brokers and in-house brokers associated with our customers. The ultimate brokerage commission payable per charter or contract will depend upon the number of brokers involved with arranging the charter or contract. We believe that the amounts and the structures of our commissions are consistent with industry practices.

We expect that the overall amount of our voyage expenses, charter hire expenses and commissions will increase in the future due to the increase in the number of vessels in our owned and chartered-in fleet.

Vessel Operating Expenses.

Vessel operating expenses are relevant for our owned fleet and include crew wages and related costs, insurance, expenses relating to repairs and maintenance, spare and consumable stores, tonnage taxes and other miscellaneous expenses. We do not bear the vessel operating expenses for our chartered-in fleet, as these are borne by the owners of these vessels. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the increase in the size of our owned fleet. We expect that the amount of our total voyage operating expenses will increase due to the increase in the number of vessels in our owned fleet.

General and Administrative Expenses.

We incur general and administrative expenses, including our onshore vessel related expenses, payroll, office leases, legal and accounting fees, and other general expenses. We expect general and administrative expenses to increase as a result of the expansion of our fleet, growing business, and costs associated with running a public reporting company, including the preparation of disclosure documents, director and employee compensation, incremental director and officer liability insurance costs, legal and accounting costs, and costs related to compliance with applicable United States securities laws and accounting principles.

Depreciation and Amortization.

We depreciate our vessels on a straight-line basis over their estimated useful lives, determined to be 25 years from the date of their initial delivery from the shipyard for the vessels and barges, and 30 years for the tugs. Depreciation is based on cost less the estimated residual value. We capitalize the costs associated with a drydocking and amortize these costs on a straight-line basis over the period when the next drydocking becomes due, which is typically 30 months. Regulations and/or incidents may change the estimated dates of next drydockings. Vessels that are beyond their useful life will be depreciated on a straight-line basis from the date of acquisition to the scheduled date of the next special survey (including any IACS Classification Society accepted extension). We expect depreciation charges to increase due to the planned expansion of our owned fleet.

Operational Metrics

We believe the following operational metric is an important measure for analyzing trends in our results of operations as it relates to both our owned and chartered-in fleet:

Time-Charter Equivalent (TCE) Rates.  We define TCE rates as our revenues (net of voyage expenses and commissions) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on spot charters and COAs, because charter rates for vessels on spot charters and COAs are generally not expressed in per-day amounts. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use TCE rates to improve the comparability between periods of reported revenues that are generated by the different forms of charter. The TCE rates we present are gross of any forward freight agreements, or FFAs, we may enter into, as more fully described under “Qualitative and Quantitative Disclosures About Market Risk” below.

We believe the following operational metrics are important measures for analyzing trends in our results of operations as they relate only to our owned fleet:

Available days.  We define available days as the total number of days in a period during which each vessel in our owned fleet was in our possession, excluding scheduled off-hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses “available days” to measure the number of days in a period during which vessels are available to generate revenues.

Operating days.  We define operating days as the total number of days in a period during which each vessel in our owned and chartered-in fleet was earning revenue.

Fleet utilization.  We calculate fleet utilization by dividing the number of our operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

Daily vessel operating expenses.  We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by the operating days for the relevant period.

The following table reflects our fleet utilization, TCE rates and daily vessel operating expenses for our owned fleet for the period indicated.

Vessel Name	Fleet Utilization	TCE Rates		Daily Vessel Operating Expenses
		($ per day)		($)
Year ended December 31, 2004
Explorer II(1)	100%	21,867		4,739
Challenger II(1)	100%	24,178		5,839
Adventure II	100%	16,974		4,870
Voyager II	100%	21,845		9,986
Year ended December 31, 2005
Explorer II	100%	21,581		4,381
Challenger II	100%	19,850		4,246
Adventure II	100%	17,952		4,888
Voyager II	100%	16,885		6,372
Discovery II	100%	12,722		8,211
Year ended December 31, 2006
Explorer II	100%	13,748		5,759
Challenger II	100%	12,074		5,102
Adventure II	100%	12,263		4,450
Voyager II	100%	15,484		6,449
Discovery II	100%	13,724		4,924
Tugs & Barges (in aggregate)	100%	30,345	(2)	10,317	(2)
Year ended December 31, 2007
Explorer II	100%	11,982		4,937
Challenger II	100%	11,841		4,630
Adventure II	100%	19,699		4,827
Voyager II	87%	20,552		6,486
Discovery II	94%	18,045		6,814
Navigator II(3)	93%	22,067		6,410	(8)
Endurance II(4)	91%	19,667		8,302	(8)
Commander II(5)	100%	15,091		4,977	(8)

Endeavour II(6)	92%	24,906		6,718	(8)
Enforcer II(7)	100%	14,913		5,253	(8)
Tugs & Barges (in aggregate)	100%	28,636	(2)	19,191	(2)
Three Months ended March 31, 2008
Explorer II	100%	26,165		5,219
Challenger II	57%	2,236		9,803
Adventure II	100%	16,074		6,377
Voyager II	100%	23,625		9,960
Discovery II	100%	28,891		9,901
Navigator II(3)	94%	22,065	(12)	5,511
Endurance II(4)	95%	23,789	(12)	8,580
Commander II(5)	100%	14,055	(12)	5,016
Endeavour II(6)	96%	20,381	(12)	8,148
Enforcer II(7)	100%	14,970		5,571
Defiant II(9)	99%	7,871	(12)	6,091	(8)
Ice Trader II(10)	100%	82,141		6,862	(8)
Ice Power II(11)	100%	73,056		10,097	(8)
Tugs & Barges (in aggregate)	100%	26,526	(2)	19,254

(1)	In connection with the acquisition of the subsidiaries owning these vessels, we assumed drydocking expenses incurred by the previous owners prior to us taking delivery of the vessels.

(2)	Due to the complementary nature of these vessels, we did not prepare separate TCE rates and daily vessel operating expenses but are presenting aggregate values instead.

(3)	We took delivery of this vessel on February 27, 2007.

(4)	We took delivery of this vessel on April 10, 2007.

(5)	We took delivery of this vessel on May 2, 2007.

(6)	We took delivery of this vessel on May 8, 2007.

(7)	We took delivery of this vessel on July 11, 2007.

(8)	A portion of these costs is associated with the acquisition of spare parts which were required as a result of its joining our fleet.

(9)	We took delivery of this vessel on January 16, 2008.

(10)	We took delivery of this vessel on February 14, 2008.

(11)	We took delivery of this vessel on February 18, 2008.

(12)

This is the minimum guaranteed income as we may charter back in our own vessels from time to time. See note 9 to our unaudited condensed consolidated financial statements included elsewhere in this Quarterly Report.

Results of Operations

Three Months Ended March 31, 2008 Compared to the Three Months Ended March 31, 2007

Revenue.  The total revenue increased by $238.9 or 389.7% to $300.2 million in the three months ended March 31, 2008. The substantial increase in revenues was driven by a rise in our chartered in tonnage, the purchase of seven additional owned vessels, coupled with a stronger charter rate environment.

The average number of vessels we chartered in for the three months ended March 31, 2008 was 51 compared to 18 in the three months ended March 31, 2007. The number of days in which we operated these vessels to satisfy the growing demand for our services increased to 4,638 days in the three months ended March 31, 2008 from 1,679 days in the three months ended March 31, 2007. This increase has been driven by an increase in COAs for coal and the expansion of trade routes into fertilisers, grain, and iron ore commodities as a result of key hires in the chartering team. Tonnes of cargo shipped increased significantly during this period to 5,397 for the three months ended March 31, 2008 compared with 2,474 tonnes of cargo shipped for the three months ended March 31, 2007.

The total available days of our owned fleet increased to 1,167 days for the three months ended March 31, 2008 compared with 572 days for the three months ended March 31, 2007. This increase was primarily due to the acquisition of an additional seven vessels. In the three months ended March 31, 2008 we also experienced a stronger charter rate environment with average daily TCE rates on our owned vessels increasing to $33,287 compared to $7,434 in the three months ended March 31, 2007. Average daily TCE rates on our chartered in vessels for the same periods were $43,677 compared to $19,078, respectively.

The strong charter environment we have experienced is due to strong economic growth that resulted in growth in demand for seaborne trade, particularly in China. Significant increases in the volume of commodities purchased by Asian countries, especially China and India combined with limited drybulk capacity caused by shipyard constraints have contributed to a high charter rate environment.

In the three months ended March 31, 2008 we acquired two additional handymax and one handysize vessel that enabled us to increase our operating days.

Revenues from COAs and voyage revenues increased to $196.8 million in the three months ended March 31, 2008 compared to $44.9 million in the three months ended March 31, 2007. This increase was due to the rise in COA shipments from 1.3 million tonnes to 2.8 million tonnes, coupled with an increase in charter rates and the increase in our chartered in tonnage.

Time charter revenues significantly increased to $83.2 million in the three months ended March 31, 2008 compared to $12.7 million in the three months ended March 31, 2007. This was due to successfully identifying vessels that we were able to charter in at lower rates and profitably relet on time charter out arrangements.

Demurrage and other revenues increased to $12.4 million compared to $3.7 million during this period, principally due to increased port congestion.

During the three months ended March 31, 2008 we entered into eight drybulk forward freight agreements as economic hedges relating to identifiable ships or cargo positions. The changes in net unrealized gains on FFAs amounted to $7.8 million for this period. We did not enter into any FFAs during the three months ended March 31, 2007.

Voyage Expenses, Charter Hire Expense, and Commissions

Total voyage expenses in the three months ended March 31, 2008 were $63.7 million compared with $17.9 million in the three months ended March 31, 2007. This increase is due to the larger number of vessels in our owned fleet and the larger number of chartered-in vessels operated as a result of increased demand for our services. Charter hire expenses in the three months ended March 31, 2008 were $159.1 million compared with $29.3 million in the three months ended March 31, 2007. This is an increase of $129.8 million and is a result of the increase in our chartered-in fleet and higher day rates. Commissions increased to $10.8 million in the three months ended March 31, 2008 compared with $1.9 million in the three months ended March 31, 2007. This is due to the increased volume of business we are conducting.

Vessel Operating Expenses

Total vessel operating expenses in the three months ended March 31, 2008 were $9.1 million compared with $3.5 million in the three months ended March 31, 2007, an increase of $5.6 million or approximately 160.0%. This increase was primarily attributable to the costs associated with operating a larger owned fleet. Excluding our tugs and barges and recently acquired vessels (Navigator II, Endurance II, Endeavour II, Commander II, Enforcer II, Defiant II, Ice Trader II, and Ice Power II), our average daily operating expenses per vessel in the three months ended March 31, 2008 were $8,252 compared with $4,510 in the three months ended March 31, 2007, reflecting an increase of $3,742 or 83.0%, per vessel. This is due to the increased maintenance costs associated with our fleet, and off hire periods, mainly relating to the repairs to the cranes and engine of Voyager II, Challenger II and Discovery II. The daily operating expenses in the three months ended March 31, 2008 for the Navigator II, Endurance II, Endeavour II, Commander II, Enforcer II, Defiant II, Ice Trader II, and Ice Power II were $5,511, $8,580, $8,148, $5,016, $5,571, $6,091, $6,862, and $10,097, respectively. The higher daily operating expenses for these recently acquired vessels are attributable to the acquisition of additional spare parts during each vessel’s first months in our fleet. Total daily operating expenses, in the aggregate, for our tugs and barges in the three months ended March 31, 2008 were $19,254 as compared to $11,822 in the three months ended March 31, 2007. This overall increase in daily operating expenses is a result of significant repair costs and increases in crew wages.

Depreciation and Amortization

Depreciation and amortization in the three months ended March 31, 2008 was $9.1 million compared with $2.7 million in the three months ended March 31, 2007, an increase of $6.4 million or 237%. This increase is a result of the higher amounts of depreciation as a result of additional vessels, tugs and barges we own and related capitalized drydocking costs.

General and Administrative Expenses

General and administrative expenses in the three months ended March 31, 2008 were $10.5 million compared to $2.0 million in the three months ended March 31, 2007, an increase of $8.5 million or 425%. This is largely a result of a substantial increase in compensation and office costs due to the expansion in headcount from 46 employees to 61 employees. Compensation costs increased during the three months ended March 31, 2008 by approximately $6.7 million due to the payment of bonuses in March 2008. Office costs also rose by approximately $0.4 million in the three months ended March 31, 2008, as compared to the three months ended March 31, 2007, as a result of increased costs associated with a higher headcount. In addition, we also experienced increased costs associated with business development expenses, and legal and accounting fees of $1.4 million.

Interest and Finance Costs

Interest and finance costs were $6.1 million in the three months ended March 31, 2008 compared to $5.8 million in the three months ended March 31, 2007, an increase of $0.3 million. The increase in these costs was a result of the interest costs associated with our secured bridge loan facility entered into with Lloyds TSB Bank Plc. In the three month ended March 31, 2007, interest expense of $5.8 million from our senior secured notes issued in November 2006 caused us to record a net loss of approximately $0.1 million because we had not yet taken delivery of the majority of the vessels purchased with the proceeds of the notes.

Interest Income

Interest income in the three months ended March 31, 2008 was $0.4 million compared to $2.0 million in the three months ended March 31, 2007, a decrease of $1.6 million or 80%. This decrease was a result of less interest earned on the unused portion of proceeds from the sale of the senior secured notes due 2011. The unused portion of proceeds was $2 at March 31, 2008 compared to $105 million at March 31, 2007.

Taxation

Taxation in the three months ended March 31, 2008 was $0.1 million compared with $0.04 million for the three months ended March 31, 2007, an increase of $0.06 million. This is a result of the increase in the number of owned and chartered in vessels that we operated.

Liquidity and Capital Resources

Our sources of liquidity include cash balances, cash flow from operations and other debt and equity issuances. Our primary sources of funds for our short-term liquidity needs will be cash flow from operations and available cash balances. Our long-term sources of funds will also be cash from operations and other debt or equity financings. Our liquidity needs fluctuate depending on a number of factors, including the amount of capacity that we charter-in; demand for our services; and costs associated with fuel and port fees. To date, our principal use of funds has been expenditures to establish and expand our owned fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations and fund working capital requirements. Our management believes that its current cash balance and anticipated cash flow from operations will be adequate to meet our liquidity requirements for the next year. Our ability to meet our long-term liquidity requirements will depend in large part on our future performance, which is subject to many factors beyond our control, and our acquisition strategy which may involve the sale and purchase of additional vessels to strengthen our competitive position and maximize our profitability. See “Item 3.D. Risk Factors—Risks Related to Our Business” in our Annual Report.

We acquired a specialist self-unloading ice-class Handysize vessel, the Defiant II, for $5.7 million in January 2008. We funded the acquisition of this vessel with proceeds held in the vessel acquisition account, as described below.

We acquired two 1995–built ice-class Handymax vessels, Ice Trader II and Ice Power II, for approximately $71 million in the aggregate in February 2008. We financed these acquisitions through cash available from operations and borrowings under our secured bridge facility entered into with Lloyds TSB Bank Plc in February 2008. Pursuant to novation agreements with respect to the Ice Trader II and Ice Power II, we assumed existing time charters for these two vessels, each at a rate of $25,000 per day each for a specified period of time. These vessels are required to be delivered to the charterer in June 2008 and September 2008, respectively. The time charters expire on January 15, 2009 and 2010, respectively.

On November 16, 2006 we completed a private placement of $185 million in aggregate principal amount of 11% senior secured notes due 2011.  The senior secured notes were issued at a price of 93.622% of the principal amount of such notes. Taking into account the discount rate, the senior secured notes yielded an effective interest rate of 13.8%. The issuance of the senior secured notes resulted in net proceeds of $173.2 million. The senior secured notes will mature on December 1, 2011 and interest is payable on the senior secured notes on each June 1 and December 1. Our senior secured notes are guaranteed on a senior secured basis by all of the existing subsidiaries and certain of its future subsidiaries.

Concurrently with the issuance of the senior secured notes, we deposited into a vessel acquisition account the sum of $140 million. The vessel acquisition account is a secured collateral account administered by Wilmington Trust Company for the benefit of the holders of the senior secured notes. These funds are released for the purpose of purchasing vessels, subject to certain conditions, including that each vessel acquired with such funds becomes additional collateral for the senior secured notes. Amounts in the vessel acquisition account may also be released to make certain interest payments, to make certain capital expenditures and redeem, or at maturity, repay the senior secured notes. The proceeds deposited into the vessel acquisition account are invested in temporary cash investments as permitted under the indenture. This investment generates interest income for us. Due to the nature and restrictions on the use of cash in the vessel acquisition account, such cash is not considered cash for the purposes of our financial statements, and accordingly is not reflected on our cash flow statements. As of March 31, 2008, we had made payments totalling $122.5 million related to vessel acquisitions funded from the proceeds held in the vessel acquisition account. We took delivery of the Navigator II on February 27, 2007 for a purchase price of $28.5 million, the Endurance II on April 10, 2007 for $36.7 million, the Endeavour II on May 8, 2007 for $36.7 million, the Commander II on May 2, 2007 for $10.8 million and the Enforcer II on July 11, 2007 for $6.2 million. On August 7, 2007 we paid deposits totalling $3.6 million for the Ice Power II and Ice Trader II. We took delivery of the Defiant II on January 16, 2008 for $5.7 million. In accordance with the terms of the indenture interest payments of $10.2 million and $11.0 million were made on November 30, 2007 and May 30, 2007, respectively, relating to the period from November 16, 2006 to December 1, 2007. The remaining balance in the vessel acquisition account as of March 31, 2008 was $2.

On February 29, 2008, we launched an excess cash flow offer for up to $52.5 million of our senior secured notes. The offer was made pursuant to the terms of the indenture, which requires us to make a pro rata offer to purchase notes at a price equal to 101% of the accreted value thereof, plus accrued and unpaid interest to the date of purchase, with excess cash flow (as defined in the indenture) to the extent such excess cash flow exceeds $5 million.  The purchase price offered for each $1,000 principal amount of notes tendered is $961.15.  The excess cash flow offer expired on May 23, 2008.  No notes were tendered.  On May 28, 2008, the excess cash flow amount of $52.5 million was deposited in the vessel acquisition account described above for the purpose of purchasing vessels with the proceeds of the notes.  The vessel acquisition account forms part of the collateral for the holders of the senior secured notes.

On February 13, 2008, in connection with financing the purchase price for the acquisition of the Ice Trader II and the Ice Power II, we entered into a loan agreement relating to a secured bridge facility with Lloyds TSB Bank Plc as original lender, agent and security trustee. As conditions precedent to making the secured bridge facility available to us, two of our wholly owned subsidiaries, Enterprise Bulk Services S.A. and Oceanic Bulk S.A., entered into, among other documents, guarantee agreements regarding the facility in favor of the security trustee. The secured bridge facility consists of a $30.0 million term loan facility currently fully drawn and bearing interest at a rate equal to LIBOR, plus a margin of 2.0% per annum.

Cash Flows from Operating, Investing and Financing Activities

Sources and Uses of Cash for the Three Months Ended March 31, 2008

Our cash and cash equivalents increased to $59.9 million as of March 31, 2008 as compared to $16.2 million as of March 31, 2007. We define working capital as current assets minus current liabilities, including the current portion of long-term debt. Our working capital surplus was $48.8 million as of March 31, 2008 compared with a surplus of $85.5 million as of December 31, 2007. This change in our working capital balance was due to the increase in operating activity as a result of the increased demand for our services.

Our net cash provided by operating activities during the three months ended March 31, 2007 was $49.6 million compared to $1.0 million during the three months ended March 31, 2007. The substantial increase was largely a result of the additional revenues, partially offset by associated costs generated by the additional owned fleet, and the increase in chartered-in vessels in operation during the period. Accounts payable, accrued expenses and other liabilities have increased by $28.6 million in the three months ended March 31, 2008, compared to the same period in 2007. This is due to the increase in the interest accrued on our senior secured bridge facility, and the costs associated with the increase in voyages performed in the period as well as the increase in the number of vessels chartered in.

Our net cash used in investing activities for the three months ended March 31, 2008 was $74.1 million in comparison to $1.4 million for the three months ended March 31, 2007. In the three months ended March 31, 2008, net cash used in investing activities related to the acquisition of Ice Trader II, Ice Power II and Defiant II. In the three months ended March 31, 2007, we purchased Vornaes II.

Our net cash used in financing activities was $29.2 million for the three months ended March 31, 2008 compared to ($0.5) million during the three months ended March 31, 2007. In the three months ended March 31, 2008 this related to the $30.0 million in proceeds from our secured bridge loan facility with Lloyds TSB Bank Plc, and $0.8 million due from related parties. The amount due from related parties represents costs paid by the Company on behalf of Britannia Bulk Holdings Plc and Britannia Bulk Finance Ltd. In the three months ended March 31, 2007 this reflected the deferred financing costs related to the sale and issuance of the senior secured notes due 2011.

Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of March 31, 2008:

	Less than one year	One to three years	Three to five years	More than five years	Total
	($ in millions)
Long-term debt obligations	$—	$—	$185.0	$—	$185.0
Short-term debt obligations	30.0	—	—	—	30.0
Interest payments on long-term debt	20.4	40.7	20.4	—	81.5
Interest payments on short-term debt	1.1	—	—	—	1.1
Operating lease commitments(2)	0.2	0.6	0.5	0.4	1.7
Charter hire payments	312.5	326.7	232.4	177.8	1,049.4
	364.2	368.0	438.3	178.2	1,348.7

(1)   Consisting of rent on our London head office accommodation

On February 13, 2008, we entered into a secured bridge facility with Lloyds TSB Bank Plc for $30.0 million.  This facility has been drawn on in full and to date has borne interest at LIBOR, plus a margin of 2.0%.

We entered into a loan facility agreement dated May 23, 2008, with Lloyds TSB Bank Plc. and Nordea Bank Denmark A/S as facility agent and security trustee (the “Facility Agreement”).  The facility to be provided under the Facility Agreement consists of a term loan facility (the “Facility”) of up to US$170.0 million and is for the purpose of providing us with funds which, together with available cash and other sources of financing, will be used to refinance the existing Lloyds secured bridge facility, described above, as well as our senior secured notes.  The availability of this facility in subject to several condition, including a finance condition, and expires on July 30, 2008.

We charter-in a significant majority of our operated fleet and rely on COAs, time charters and the spot charter market to fill demand for these vessels. The rates we pay to charter-in vessels are fixed until the termination of the charter-in contract, which may be more than five years after the date we enter into the contract. In contrast, the competitive COA, time charter and spot charter markets are characterized by highly volatile rates which may fall below the rates we pay to charter-in vessels, making operation of such vessels unprofitable. In addition, general volatility in the demand for drybulk shipping services may impact our ability to keep our chartered-in vessels fully employed for the duration of their charters. We base our chartering-in decisions on our expectations of vessel supply and demand and how the COA, time charter and spot charter markets will perform, but cannot guarantee that these expectations will prove accurate. We are therefore exposed to a significant decrease in charter rates or our inability to fully employ our chartered-in vessels through COAs, time charters or spot charters.  We have recently started to hedge some of these exposures through forward freight arrangements, or FFAs.  See “ – Qualitative and Quantitative Disclosures About Market Risk — Forward Freight Agreements”.

With respect to our charter hire payments, as of March 31, 2008 we had charter-in contracts for a total of 70 vessels for an average remaining term of 484 days and at an average daily charter-in rate of $32,811. The following table provides a breakdown of the average remaining terms and average daily charter-in rate by vessel type as of March 31, 2008:

Vessel Type	Number of Chartered-in Vessels	Average Remaining Term	Average Daily Charter-in Rate
		(days)	($)
Panamax	32	735	47,935
Handymax	22	363	29,303
Handysize	16	147	21,295
Total	70	484	32,811

Of these charters 45 have already commenced as of March 31, 2008, while others will not commence (and the relevant chartered-in vessels will not be delivered) for several more months or years. For a maturity breakdown of our payment obligations under our charter-in contracts as of March 31, 2008, see the first table under “Contractual Obligations” above.

We have entered into time charters and COAs with our customers that we expect to perform in the remainder of 2008 and, to a lesser extent, in 2009 and subsequent periods.  These contracts provide contractual coverage for a portion of our combined owned and chartered-in capacity for these periods. We expect to employ our remaining capacity through a combination of further time charters and COAs as well as spot charters, depending on customer demand and market conditions.

As of March 31, 2008, our expected COA and time charter revenues from these existing contracts are as follows for the periods specified:

	Remainder of 2008	2009	Total
	($ in millions)
Revenues from Existing Time Charters(1)	$73.1	$29.8	$102.9
Revenues from Existing COAs(2)	197.6	67.6	265.2
Total	$270.7	$97.4	$368.1

(1)          Combined for our own fleet and our chartered-in fleet. Of the amounts shown for the remainder of 2008 and for 2009, 6% and 11%, respectively, relate to our owned fleet, and the balance to our chartered-in fleet.

(2)          Reflects certain assumptions about the staggered performance of such contracts based on our past experience.

We may fulfill our commitments under our COAs with our chartered-in fleet or the portion of our owned fleet not otherwise employed on time charters. For the purposes of allocating our COA revenues to the specified periods, we have made certain assumptions about the staggered performance of such contracts based on our past experience.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. Since the beginning of 2008, we have taken delivery of two Handymax vessels and one Handysize vessel. We have expended $76.7 million to acquire these three drybulk vessels.

In addition to acquisitions that we may undertake in future periods, we will incur additional capital expenditures due to special surveys and drydockings. We estimate our drydocking costs through 2011 for our current fleet and our fleet to be delivered to be:

Year	Estimated Drydocking Costs
($ in millions)
2008	8.2
2009	13.5
2010	7.3
2011	6.4
2012	3.9

The estimated capital expenditures set forth above include approximate costs for 2008 and subsequent years due to delivery of new vessel acquisitions. We believe that the funding of these costs will be met with cash we generate from operations.

Qualitative and Quantitative Disclosures About Market Risk

Forward Freight Agreements.  We are exposed to decreases in charter rates or our inability to fully employ our chartered-in vessels through COAs, time charters or spot charters.  We enter into drybulk forward freight agreements (“FFAs”) as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions we expect to carry out in the normal course of its shipping business. By utilizing drybulk shipping FFAs, we attempt to manage our financial risk associated with fluctuating market conditions. When entering into these contracts, we assume the risk that counterparties may fail to meet the terms of their contracts. None of our derivative financial instruments qualify for hedge accounting; therefore, the net changes in derivative assets and liabilities are reflected in current period operations. The FFAs involve contracts to provide a fixed number of theoretical voyages at fixed rates, which contracts generally range from one month to one year and settle monthly based on an index published by Clarksons. Realized gains or losses from FFAs are recognized monthly concurrently with monthly cash settlements. In addition, unrealized gains and losses resulting from marking these to market are recognized at period end. Gains or losses of the FFAs not qualifying for hedge accounting are recorded in the statement of operations under ‘‘Net gain on forward freight agreements’’. Hedging activities in FFAs could lead to material fluctuations in our reported net income on a period-to-period basis.  We classify cash flows related to derivate financial instruments within cash provided by operating activities in the consolidated statements of cash flows.

During the three months ended March 31, 2008, we entered into eight FFAs. These realized and unrealized gains and losses have been recorded at fair market value through the statement of operations. The net gains, inclusive of monthly settlements, from FFAs amounted to $7,833 and $0 for the three months ended March 31, 2008 and 2007, respectively.

During the three months ended March 31, 2008 the net unrealized gains on open FFAs amounted to $6,901.

The open drybulk shipping FFAs at the fair value settlement rates are summarized as follows:

	March 31, 2008	December 31, 2007

Short term FFA derivative asset	$7,959	—
Short term FFA derivative liability	(1,058)	—
Net fair value on FFA contracts	$6,901	—

The fair value of forward freight agreements is the estimated amount we would receive or pay to trade out of the agreement at the reporting date based on an index published by Clarksons.

Interest Rates.  Historically, we have been subject to limited market risks relating to changes in interest rates, because we did not have significant amounts of floating rate debt outstanding. Following the completion of the offering of the senior secured notes and subsequent repayment of all our outstanding debt in 2006, our only significant exposure to interest rate changes results from our $30 million senior secured bridge facility which currently bears interest at LIBOR plus 2%.  We have entered into a new credit facility that will bear an interest rate of USD LIBOR plus 1.75%.

Foreign Exchange Rates.  In the three months ended March 31, 2008, we generated 100% of our revenues in U.S. dollars, and incurred 92% of our operating expenses in U.S. dollars and 8% in currencies other than the U.S. dollar, primarily the British Pound, Euro and Danish Kroner. We are therefore not exposed to significant foreign currency rate risk. For accounting purposes, expenses included in these non-U.S. dollar currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction.

Inflation.  We do not believe that inflation has a material impact on our operations, although certain of our operating expenses (including crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. Inflationary pressures on bunker (fuel and oil) costs are not expected to have a material effect on our future operations. In the case of our vessels, which are time chartered to third parties, it is the charterers who pay for the fuel. If our vessels are employed under COAs or spot charters, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application.

Revenue Recognition.  Revenues are generated from COAs, time charter and spot charters. Revenues from time charters are recognized rateably over the periods of such charters. COAs and spot charter revenues are recognized on a pro-rata basis over the duration of the voyage. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Losses on voyages are provided for in full at the time such losses can be estimated. Demurrage income represents payments by the customer to the vessel owner when loading or discharging time exceeded the stipulated time in the spot charter. Demurrage income is recognized rateably over the duration of the spot charter.

Impairment of long-lived assets.  We evaluate the carrying amounts of vessels to determine if events have occurred which would require modification to their carrying values. In evaluating carrying values of vessels, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value plus any unamortized drydocking costs, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.

Depreciation and Amortisation.  We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years. We believe that a 25-year depreciable life is consistent with that used by other ship owners. Depreciation is based on cost less the estimated residual scrap value. A decrease in the useful life of a drybulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted at the date such regulations are adopted.

Deferred drydocking costs.  Our vessels are required to be drydocked approximately every 30 months for major repairs and maintenance that cannot be performed while the vessel is operating. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight line basis over the period between drydocks. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard, and the cost of hiring a third party to oversee a drydock.

Allowance for doubtful accounts.  Revenue is based on contracted charter parties and COAs, and although our business is with customers who we believe to be of the highest standard, there is always the possibility of dispute over terms and payment of freight. In such circumstances, we assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability. Although we believe our provisions to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and the estimated provision for doubtful recoverability is inadequate.

Fair value of financial instruments.  Financial instruments carried on the balance sheet include cash and cash equivalents, trade accounts receivable and payable, derivative assets and liabilities, long-term debt and other receivables and payables. In determining the fair value of our financial instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including long-term debt, standard market conventions and techniques are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized. The fair value of these financial instruments approximates their individual carrying amounts as of March 31, 2008.

Forward Freight Agreements (FFAs).  We enter into drybulk FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions we expect to carry out in the normal course of our shipping business. None of our derivative financial instruments qualify for hedge accounting; therefore, the net changes in derivative assets and liabilities are reflected in current period operations. Realized gains or losses from FFAs are recognized monthly concurrent with cash settlements. Entering into FFAs could lead to material fluctuations in our reported net income on a period-to-period basis. We classify cash flows related to derivative financial instruments within cash provided by operating activities in the consolidated statements of cash flows. The FFAs are recorded in the consolidated statements of operations under “Gain/Loss on forward freight agreement.”

Off-Balance Sheet Arrangements

As at March 31, 2008, we did not have any off-balance sheet arrangements, and we currently do not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

In March of 2008 the Financial Accounting Standards Board (“FASB”) issued Statement No. 161,  Disclosures about Derivative Instruments and Hedging Activities (“Statement 161”): an amendment of FASB Statement No. 133, to revise the disclosure requirements of Statement 133 and provide financial statement users with a better understanding of how and why an entity uses derivative instruments, how an entity accounts for derivative instruments and to enhance disclosures that provide the effect of derivative instruments and related hedged items on an entity’s financial position, financial performance, and cash flows.  Statement 161 is effective for both fiscal years and interim periods that begin after November 15, 2008.  The Company is currently evaluating the impact of SFAS 161 on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 159 (“SFAS 159”), The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS 157 and SFAS 107, Disclosures about Fair Value of Financial Instruments.  The adoption of SFAS 159 as of January 1, 2008 did not have a material impact on the Company’s condensed consolidated financial statements.

The FASB issued SFAS No. 157 (“SFAS 157”) on September 15, 2006. SFAS 157 enhances existing guidance for measuring assets and liabilities using fair value. Previously, guidance for applying fair value was incorporated in several accounting pronouncements. The new statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not add any new fair value measurements, it does change current practice. One such change is a requirement to adjust the value of non-vested stock for the effect of the restriction even if the restriction lapses within one year. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 157 on January 1, 2008, did not have a material impact on our condensed consolidated financial statements.  We have adopted SFAS No. 157 and have made all necessary disclosures in this Quarterly Report.

Exchange Rates

For a discussion of the impact of currency fluctuations on Britannia’s consolidated results of operations and combined financial position, see “Part I.  Item 2.—Operating and Financial Review and Prospects.”

PART II.  OTHER INFORMATION

ITEM 1.               LEGAL PROCEEDINGS

We have not been involved in any legal proceedings that we believe are likely to have, or have had a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened that we believe are likely to have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims.

ITEM 1A.             RISK FACTORS

There have not been any material changes to the risk factors affecting us, our business or our industry as previously disclosed in our Annual Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITANNIA BULK PLC

/s/ Fariyal Khanbabi
Fariyal Khanbabi
Date: May 29, 2008	Chief Financial Officer and Director